Exhibit 12

The Williams Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, 2012
(Millions)
Earnings:
Income from continuing operations before income taxes	$492
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(6)

Income from continuing operations before income taxes and equity earnings	486
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	150
Rental expense representative of interest factor	3

Total fixed charges	153
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	9
Less:
Capitalized interest	(10)

Total earnings as adjusted	$638

Fixed charges	$153

Ratio of earnings to fixed charges	4.17

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Income.